UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 1
Aries Maritime Transport Limited

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
G0474B105
(CUSIP Number)
Michail S. Zolotas
GRANDUNION INC.
8 Zerva Nap., Glyfada
Athens 166 75 Greece
+30 (210) 428-8520
Copy to:
Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
(212) 935-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 13, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G0474B105

1	NAMES OF REPORTING PERSON GRANDUNION INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO1

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		33,874,655[2]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,311,111[3]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,874,655

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Capsize vessels
2 Includes 17,563,544 shares owned by Rocket Marine which GU has the right to vote pursuant to the Voting Agreement as described below. Including the shares covered by the Voting Agreement, GU controls the vote of 70.6% of the Company’s common shares.
3 These shares are subject to the Grandunion Lock-Up Agreement as described below.

Page 2 of 9 pages

SCHEDULE 13D

CUSIP No.	G0474B105

1	NAMES OF REPORTING PERSON FOCUS MARITIME CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		193,200,000 [1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		193,200,000[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

193,200,000[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Upon conversion of the convertible notes (as described below), Focus will have the sole power to vote or to direct the vote of, and to dispose or direct the deposition of the shares of common stock issued, provided herein that Focus has pledged the convertible notes as collateral for the loan referred to in Item 3 below.
2 Focus is the beneficial owner of these shares, which underlie the $144.9 million principal amount of convertible notes (as described below).

Page 3 of 9 pages

Item 1. Security and Issuer
     This amendment to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Aries Maritime Transport Limited, a Bermuda company (the “Company”, “Aries Maritime” or “Issuer”). The Company’s principal executive office is located at 18 Zerva Nap., Glyfada, Athens 166 75 Greece. This amendment is being filed to report the closing of the transaction contemplated by the original Schedule 13D and to add Focus Maritime Corp. as a Reporting Person and to report its holdings of the securities of the Issuer.
Item 2. Identity and Background
     (a) This amendment to Schedule 13D is being filed on behalf of GRANDUNION INC., a Marshall Islands corporation (“GU”) and FOCUS MARITIME CORP., a Marshall Islands corporation (“Focus” and, collectively with GU, the “Reporting Persons”). Michail S. Zolotas and Nicholas G. Fistes are the sole stockholders, executive officers and directors of GU. Mr. Zolotas is the sole stockholder, director and officer of Focus.
     (b) The business address of the Reporting Persons is 83, Akti Miaouli & 1-7 Flessa Street, 185 38 Piraeus, Greece. The business address of Michail S. Zolotas and Nicholas G. Fistes is c/o GRANDUNION INC., 83, Akti Miaouli & 1-7 Flessa Street, 185 38 Piraeus, Greece.
     (c) The principal business of GU is drybulk shipping. Focus serves as an investment vehicle for Mr. Zolotas. The principal occupation of Michail S. Zolotas has been acting as chief executive officer of GU. The principal occupation of Nicholas G. Fistes has been acting as chairman of the board of GU. Effective as of October 13, 2009, Mr. Zolotas is the Deputy Chairman of the Board, Chief Executive Officer and President of the Company and Mr. Fistes is the Chairman of the Board of the Company.
     (d) During the past five years, none of the Reporting Persons, Michail S. Zolotas or Nicholas G. Fistes has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, none of the Reporting Persons, Michail S. Zolotas or Nicholas G. Fistes has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
     (f) Michail S. Zolotas and Nicholas G. Fistes are citizens of Greece.
Item 3. Source and Amount of Funds or Other Consideration
     Pursuant to that certain Securities Purchase Agreement, dated as of September 16, 2009, by and between the Company and GU (the “Purchase Agreement”), on October 13, 2009, the Company issued 18,977,778 shares of Common Stock (the “Purchased Shares”) to GU, of which 2,666,667 were transferred to Rocket Marine, Inc., a Marshall Islands corporation (“Rocket Marine”). As consideration for the Purchased Shares, GU contributed to the Company 100% of the capital stock of three companies each owning a capesize vessel. In addition, GU helped arrange for the $145 million convertible note issuance as described below.
     On October 13, 2009, Focus purchased $144.9 million principal amount of the convertible notes for $144.9 million. The source of funds for such purchase was through the existing credit facility of Focus with Marfin Egnatia Bank Societe Anonyme of Greece (“Marfin Bank”) under an overdraft facility agreement dated December 23, 2008 (as amended, varied or supplemented from time to time, the “Focus Overdraft Facility”) made by Marfin Bank as lender and Focus as borrower, whereby Marfin Bank agreed, among other things, to make available to the Focus, upon the terms and conditions therein set forth, an overdraft facility of up to €240,000,000.

Page 4 of 9 pages

Item 4. Purpose of Transaction
     The information contained in Items 3 and 6 is incorporated herein by reference. The purpose of the transactions was for GU to obtain a controlling stake in the Company, and to provide additional revenue producing assets and additional capital to the Company. Focus’ purchase of the convertible notes was intended to facilitate the consummation of such transactions.
     In accordance with the Purchase Agreement, effective as of the closing on October 13, 2009, Jeffrey Owen Parry resigned as president and chief executive officer of the Company, Michail S. Zolotas, the executive director, president and a co-owner of GU and sole stockholder, officer and director of Focus, was appointed as chief executive officer and president of the Company, Nicholas G. Fistes, a co-owner of GU, was appointed as chairman of the board of directors of the Company, and Allan Shaw was appointed as the Company’s chief financial officer. Effective as of the closing on October 13, 2009, the number of members of the Company’s board of directors was increased from five members to seven, and the board of directors was changed to: Nicholas G. Fistes (Chairman), Michail S. Zolotas (Deputy Chairman), Allan Shaw, Masaaki Kohsaka, Spyros Gianniotis, Apostolos Tsitsirakis and Panagiotis Skiadas.
     Except as otherwise set forth in this amendment to Schedule 13D, none of the Reporting Persons has any current or proposed plans relating to or which could result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Page 5 of 9 pages

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of Title I of the Securities Exchange Act of 1934; or
     (j) Any action similar to any of those enumerated above.
     The Reporting Persons intend to continuously evaluate and review their respective investments in the Company and may acquire additional securities or dispose of the investment, subject to prevailing market conditions, applicable laws and other considerations. In particular, Focus’ acquisition of the Convertible Notes was intended only to facilitate the consummation of GU’s acquisition of the Company’s Common Stock in light of the state of the capital markets and, accordingly, Focus may dispose of Convertible Notes or the underlying Common Stock as market conditions and applicable laws permit.
Item 5. Interest in Securities of the Issuer
     The information contained in Item 3 is incorporated herein by reference.
     (a) GU is the beneficial owner of 33,874,655 shares of Common Stock, representing 70.6% of the Common Stock of Aries Maritime. Such shares consist of the 16,311,111 shares directly owned by GU and the shares it has the power to vote under the Voting Agreement. Focus is the beneficial owner of 193,200,000 shares of Common Stock underlying the $144.9 million principal amount of the convertible notes (conversion price is $0.75 per share) representing 80.1% of the Common Stock. Nicholas G. Fistes and Michail S. Zolotas may be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by GU. Mr. Zolotas may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Focus. Accordingly, Mr. Zolotas may be deemed to beneficially own 86.9% of the Company’s Common Stock.
     (b) GU has the sole power to vote or to direct the vote of 33,874,655 shares of Common Stock, and has the sole power, subject to the Grandunion Lock Up Agreement as described below, to dispose or to direct the disposition of 16,311,111 shares of Common Stock (the “Grandunion Shares”). Pursuant to the Voting Agreement as described below, GU has the sole power to vote or to direct the vote of the 17,563,544 shares of Common Stock beneficially owned by the Rocket Group (the “Rocket Marine Shares”) for so long as any member of the Rocket Group owns any such shares.
     Upon conversion of the convertible notes, Focus will have the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock issued, provided however that Focus has pledged the convertible notes as collateral for the loan referred to in Item 3.
     (c) Except as set forth in this amendment to Schedule 13D, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information contained in Item 3 is incorporated herein by reference.

Page 6 of 9 pages

Voting Agreement
     On September 16, 2009, Aries Energy Corporation, a Marshall Islands corporation and an affiliate of the Company (“Aries Energy”), Rocket Marine, Gabriel Petrides, individually and as the holder of 50% of the outstanding shares of capital stock of Aries Energy (“Petrides”), Mons S. Bolin, individually and as the holder of 50% of the outstanding shares of capital stock of Aries Energy (“Bolin,” and together with Aries Energy, Rocket Marine and Petrides, the “Rocket Group”) and GU entered into a Voting Agreement (the “Voting Agreement”).
     In consideration of the Voting Agreement, effective as of the closing on October 13, 2009, GU transferred 2,666,667 shares of the Purchased Shares to Rocket Marine (the “Transferred Shares”).
     Pursuant to the Voting Agreement, effective as of the closing on October 13, 2009, the controlling persons of Rocket Marine will agree to cause Rocket Marine to vote the Rocket Marine Shares in accordance with instructions from GU on all matters to be considered and voted upon by the Company’s shareholders. The Voting Agreement will remain in effect for so long as any member of the Rocket Group owns any of the Rocket Marine Shares.
Lock Up Agreements
     Pursuant to a Lock Up Agreement, dated September 16, 2009, by and among Aries Energy, Rocket Marine, Petrides, Bolin and GU (the “Transferred Shares Lock Up Agreement”), effective as of the closing on October 13, 2009, the parties agreed not to transfer or dispose of any of the Transferred Shares, without the prior written consent of the Company, until December 31, 2011.
     Pursuant to a Lock Up Agreement, dated September 16, 2009, by and among Aries Energy, Rocket Marine, Petrides, Bolin and GU (the “Existing Shares Lock Up Agreement”), effective as of the closing on October 13, 2009, the parties agreed not to transfer or dispose of any shares of Common Stock, or any other security of the Company that is convertible into, or exercisable or exchangeable for shares of Common Stock or other equity securities of the Company or that holds the right to acquire any shares of Common Stock or other equity securities of the Company, that are beneficially owned by Rocket Marine, Aries Energy, Petrides or Bolin prior to the consummation of the transactions contemplated by the Purchase Agreement, without the prior written consent of the Company, until December 31, 2011.
     Pursuant to a Lock Up Agreement, dated September 16, 2009, by and between the Company and GU (the “Grandunion Lock Up Agreement”), effective as of the closing on October 13, 2009, GU agreed not to transfer or dispose of the Purchased Shares, without the prior written consent of the Company, until December 31, 2011.

Page 7 of 9 pages

     Each of the above described Lock Up Agreements contains certain exceptions relating to pledging shares of Common Stock.
Convertible Notes
     In connection with the closing on October 13, 2009, Focus purchased $144.9 million of the $145 million principal amount of 7% senior unsecured convertible notes due 2015 (the “Convertible Notes”), issued at closing. The Convertible Notes are convertible into shares of Common Stock at a conversion price of $0.75 per share. The proceeds of the Convertible Notes will be used for general corporate purposes, to fund vessel acquisitions and to partially repay existing indebtedness.
Registration Rights Agreement
     GU has certain registration rights as to its shares of Common Stock under a Registration Rights Agreement dated October 13, 2009 and Focus has certain registration rights as to the shares of Common Stock underlying the Convertible Notes pursuant to a Registration Rights Agreement dated October 13, 2009.
Pledge to Marfin Bank
     The 16,311,111 common shares of Aries Maritime owned by GU have been pledged to Marfin Bank as security for certain finance obligations under (a) the financial agreement dated August 28, 2009 made by and among Marfin Bank as lender and two subsidiaries of GU as joint and several borrowers, whereby the Marfin Bank agreed, among other things, to make available to the borrowers, upon the terms and conditions therein set forth, a revolving credit facility of up to US$112,000,000 and (b) the master agreement dated August 28, 2009 form) made by and among Marfin Bank and the borrowers.
     The Convertible Notes issued to Focus have been pledged to Marfin Bank as additional security for its finance obligations under the Focus Overdraft Facility.
Agreement with S. Goldman Advisors
     GU has agreed to issue or cause the Company to issue 2,500,000 shares of Common Stock and six-year warrants to purchase 5,000,000 shares of Common Stock at an exercise price of $2.00 per share to S. Goldman Advisors for advisory services. Such shares and warrants have not yet been issued.
     Other than the relationships mentioned above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

Exhibit A:	Joint Filing Undertaking

Exhibit B:	Indenture, dated as of October 13, 2009, by and between the Company and Marfin Bank.*

Exhibit C:	Note Purchase Agreement (Focus), dated as of October 13, 2009, by and among the Company, Focus and each person, if any, identified on the signature pages hereto as a “Purchaser” and Marfin Bank as beneficiary of Sections 6.1, 7.2 and 8.2 and as an obligor under Section 8.14.*

Exhibit D:	Registration Rights Agreement, dated September 16, 2009, by and among the Company, GU and Rocket Marine.

Exhibit E:	Registration Rights Agreement (Notes), dated as of October 13, 2009, by and among the Company, Investment Bank of Greece and Focus.*

Exhibit F:	Form of Note, dated October 13, 2009, made by the Company and payable to Focus.*
*    Incorporated by reference to the Company’s report on Form 6-K filed with the Securities and Exchange Commission on October 22, 2009.

Page 8 of 9 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2009		GRANDUNION INC.
	By:	/s/ Michail S. Zolotas
		Name:	Michail S. Zolotas
		Title:	Chief Executive Officer

Date: October 22, 2009		FOCUS MARITIME CORP.
	By:	/s/ Michail S. Zolotas
		Name:	Michail S. Zolotas
		Title:	Chief Executive Officer

Page 9 of 9 pages